Exhibit 99.13

From:	Kinetik S.à r.l. 60A, rue des Bruyères L-1274 Howald Grand Duchy of Luxembourg R.C.S. Luxembourg: B 191311 (“Kinetik”)

To:	Arrival 60A, rue des Bruyères L-1274 Howald Grand Duchy of Luxembourg R.C.S. Luxembourg: B 248209 (“Arrival”)

By registered letter	28 March 2023

Re: Request to add an item to the agenda of the extraordinary general meeting of Arrival’s shareholders to be held on 6 April 2023 (the “EGM”)

Dear Madam(s) and Sir(s),

In the context of the upcoming EGM, Kinetik, in its capacity as shareholder of Arrival holding more than 10% of the issued capital hereby requests, in accordance with article 450-8 of the Luxembourg law dated 10 August 1915 on commercial companies, as amended, the addition to the EGM agenda of the following item, to be resolved upon as part of the EGM:

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“To approve the appointment by the board of directors of the Company of Denis Sverdlov as class A director in replacement of Frank Peter Cuneo made on 23 November 2022 in accordance with article 441-2 of the Luxembourg law on commercial companies dated 10 August 1915, as amended.”

We would propose the related text of the resolution be worded as follows:

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“The meeting resolved to approve the appointment by the board of directors of the Company of Denis Sverdlov as class A director in replacement of Frank Peter Cuneo effective as of 23 November 2022 for a period ending at the annual general meeting which will approve the annual accounts for the period to end on 31 December 2024 and corresponding to the remainder of the duration of the mandate of Frank Peter Cuneo, in accordance with article 441-2 of the Luxembourg law on commercial companies dated 10 August 1915, as amended.”

[Signature page follows]

Yours faithfully,

Kinetik S.à r.l.

By	/s/ Csaba Horváth
Name: Csaba Horváth
Title: Sole Manager

Acknowledged on March 2023

Arrival

By
Name: Cormac McGrath
Title: Daily Manager

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